Exhibit 99.2

SHAD PROPERTIES

STATEMENTS OF REVENUES AND
DIRECT OPERATING EXPENSES

FOR THE YEARS ENDED
DECEMBER 31, 2017 AND 2016
AND FOR THE SIX MONTHS ENDED
JUNE 30, 2018 AND 2017

TABLE OF CONTENTS

Report of Independent Auditors    1

Statements of Revenues and Direct Operating Expenses of the Shad Properties    3

Notes to the Statements of Revenues and Direct Operating Expenses of the Shad
Properties    4-9

REPORT OF INDEPENDENT AUDITORS

To the Board of Managers
Shad Permian, LLC

Report on the Financial Statements

We have audited the accompanying Statements of Revenues and Direct Operating Expenses of the Shad Properties (the “Statements”) as described in Note 1, for years ended December 31, 2017 and 2016 and the related notes to the Statements of Revenues and Direct Operating Expenses of the Shad Properties.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these Statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the Statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these Statements based on our audits. We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Statements referred to above present fairly, in all material respects, the Revenues and Direct Operating Expenses of the Shad Properties for the years ended December 31, 2017 and 2016, in accordance with U.S. generally accepted accounting principles.

Emphasis of Matter – Basis of Presentation

The accompanying Statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1. The presentation is not intended to be a complete presentation of the financial position, results of operations or cash flows of the acquired properties described above.

Emphasis of Matter – Interim Periods

The Statements for the six months ended June 30, 2018 and 2017, are unaudited, but in the opinion of management include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the revenues and direct operating expenses of the interim periods.

/s/ Fisher, Herbst & Kemble, P.C.
San Antonio, Texas
September 12, 2018

SHAD PROPERTIES

STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES OF THE SHAD PROPERTIES
(In Thousands)

	Audited		Unaudited
	For the Years Ended		For the Six Months
	December 31,		Ended June 30,
	2017	2016	2018	2017

Oil and gas revenues	$1,793	$—	$21,672	$—
Direct operating expenses	479	—	7,377	—

Revenues in excess of direct operating expenses	$1,314	$—	$14,295	$—

See Notes to the Statements of Revenues and Direct Operating Expenses.

SHAD PROPERTIES

NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES OF THE SHAD PROPERTIES

December 31, 2017 and 2016

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

On October 17, 2018, Sabalo Energy, LLC (“Sabalo”) entered into a letter agreement to acquire, effective May 1, 2018, 100% of the properties (the “Properties”) owned by Shad Permian, LLC (the “Company”) which include well bore interests, related proved reserves and associated well equipment and infrastructure in the Midland Basin of Texas. The total consideration for the transaction is approximately $170 million, subject to post-closing adjustments which reflect an effective date of May 1, 2018.

Basis of Presentation – The accompanying statements include revenues from the sale of crude oil, natural gas liquids and natural gas production and direct operating expenses associated with the Properties for the periods prior to the closing date. Revenues and direct operating expenses are presented on the accrual basis of accounting and were derived from the Company’s historical accounting records. During the periods presented, the Properties were not accounted for or operated as a separate division or entity by the Company, therefore, certain expenses such as interest, and general and administrative expenses were not allocated to the Properties. Accordingly, complete separate financial statements reflecting the financial position, results of operations and cash flows of the Properties prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) are not presented because the information necessary to prepare such statements is neither readily available on an individual property basis, nor practicable to obtain in these circumstances. As such, the accompanying statements are not intended to be a complete presentation of the assets, liabilities, revenues and expenses of the Properties and are not indicative of the results of the operation of the Properties going forward due to the omission of various expenses as described above. Accordingly, the accompanying statements of the Properties are presented in lieu of the GAAP financial statements required under Item 3-05 of Securities and Exchange Commission (“SEC”) Regulation S-X.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and direct operating expenses during the reporting period. These estimates and assumptions are based on management’s best estimates and judgment. Actual results may differ from the estimates and assumptions used in the preparation of the financial statements. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances.

Significant estimates include volumes of oil and natural gas reserves used in calculating depreciation and depletion of oil and gas properties, future net revenues, abandonment obligations, impairment of unproved evaluated properties, and contingencies. Oil and natural gas reserve estimates, which are the basis for unit-of-production depreciation and depletion, have numerous inherent uncertainties. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Subsequent drilling results, testing, and production may justify revision of such estimates. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered.

SHAD PROPERTIES

NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES OF THE SHAD PROPERTIES

December 31, 2017 and 2016

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In addition, reserve estimates are sensitive to changes in wellhead prices of crude oil and natural gas. Such prices have been volatile in the past and can be expected to be volatile in the future. The Company’s reserve estimates were determined by an independent engineering firm.

The significant estimates are based on current assumptions that may be materially affected by changes to future economic conditions, such as the market prices received for sales of oil and natural gas. Changes in these assumptions may materially affect these significant estimates in the near term.

Revenue Recognition – Oil and gas revenues are recognized when production is sold to purchasers at a fixed or determinable price, delivery has occurred, title has transferred and collectability is reasonably assured. Oil and gas revenues have been presented on the sales method of accounting whereby revenue is recognized for all oil and gas sold to purchasers, regardless of whether the sales are proportionate to the ownership interest in the property. Revenues are reported net of royalties and other revenue interests of third parties.

Direct Operating Expenses – Direct operating expenses are recognized when incurred and include (a) lease operating expenses which consist of lifting costs, facility maintenance expenses, well repairs and maintenance, gathering and transportation, utilities and other direct operating expenses (b) production taxes and (c) ad valorem taxes.

2.    COMMITMENTS AND CONTINGENCIES

Pursuant to the terms of the letter agreement between Shad and Sabalo, certain liabilities arising in connection with ownership of the Properties prior to the effective date are retained by Shad. Management is not aware of any legal, environmental or other commitments or contingencies that would have a material effect on the Statements of Revenues and Direct Operating Expenses.

3.    SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED)

The following tables summarize the net ownership interest in the proved oil and gas reserves and the standardized measure of discounted future net cash flows related to the proved oil and gas reserves for the Properties. The proved reserves estimates shown herein for the years ended December 31, 2016 and 2017 have been prepared by W.D. Von Gonten & Co., independent petroleum engineers. The standardized measure presented here excludes income taxes as the tax basis for the Properties is not applicable on a go-forward basis. The proved oil and gas reserve estimates and other components of the standardized measure were determined in accordance with the authoritative guidance of the Financial Accounting Standards Board and the SEC.

SHAD PROPERTIES

NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES OF THE SHAD PROPERTIES

December 31, 2017 and 2016

3.    SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED) (continued)

Proved Oil and Gas Reserve Quantities – Proved reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations. Proved developed reserves are estimated proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Proved undeveloped reserves are estimated proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

The net estimated proved oil and gas reserves and changes in net estimated proved oil and gas reserves attributable to the Properties, all of which are located in the state of Texas, are as follows:

	Crude Oil (MBbls)	Natural Gas Liquids (MBbls)	Natural Gas (MMcf)	Total (MBoe)
Proved developed and undeveloped reserves -
January 1, 2017	—	—	—	—
Extensions and discoveries	3,296	651	2,522	4,367
Revisions of previous estimates	—	—	—	—
Production	(31)	(2)	(7)	(34)
End of year - December 31, 2017	3,265	649	2,515	4,333

Proved developed reserves at beginning of year	—	—	—	—
Proved developed reserves at end of year	615	105	405	787
Proved undeveloped reserves at beginning of year	—	—	—	—
Proved undeveloped reserves at end of year	2,650	544	2,110	3,546

SHAD PROPERTIES

NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES OF THE SHAD PROPERTIES

December 31, 2017 and 2016

3.    SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED) (continued)

Standardized Measure – The standardized measure of discounted future net cash flows before income taxes related to the proved oil and gas reserves of the Properties are as follows:

	Years Ended December 31,
	2017	2016
	(In thousands)

Future cash inflows	$186,127	$—
Future production costs	(45,689)	—
Future development costs	(47,409)	—
Future net cash flows	93,029	—
Less 10% annual discount to reflect timing of cash flows	(52,761)	—
Standard measure of discounted future net cash flows	$40,268	$—

The requirements for oil and gas reserve estimation and disclosure require that reserve estimates and future cash flows be based on the average market prices for sales of oil and gas on the first calendar day of each month during the year. The average prices used for 2017 under these rules were $54.80 per barrel for crude oil and condensate, $32.22 per barrel for natural gas liquids, and $2.51 per Mcf for natural gas. Average production costs used were $30,000 per well per month for the first 18 months of production and $7,000 per well per month thereafter.

Future operating expenses and development costs are computed primarily by W.D. Von Gonten & Co., independent petroleum engineers by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year end costs and assuming continuation of existing economic conditions. As mentioned above, the standardized measure presented here does not include the effects of income taxes as the tax basis for the Properties is not applicable on a go-forward basis. A discount factor of 10% was used to reflect the timing of future net cash flows.

The standardized measure of discounted future net cash flows is not intended to represent the replacement cost or fair value of the Properties. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs, and a discount factor more representative of the time value of money and the risks inherent in oil and gas reserve estimates.

SHAD PROPERTIES

NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES OF THE SHAD PROPERTIES

December 31, 2017 and 2016

3.    SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED) (continued)

Changes in Standardized Measure – Changes in the standardized measure of discounted future net cash flows before income taxes related to the proved oil and gas reserves of the Properties are as follows:

	Years Ended December 31,
	2017	2016
	(In thousands)

Standardized measure - beginning of year	$—	$—
Revisions to reserves proved in prior years:
Net change in sales prices and production costs related to future production	—	—
Net change in estimated future development costs	—	—
Net change due to revisions in quantity estimates	—	—
Accretion of discount	—	—
Changes in timing of estimated cash flows and other	—	—
Total revisions	—	—

Net change due to extensions and discoveries, net of estimated future development and production costs	41,582	—
Sales of oil and gas produced, net of production costs	(1,314)	—
Previously estimated development costs incurred during the period	—	—
Net change in standardized measure of discounted future net cash flows	40,268	—

Standardized measure - end of year	$40,268	$—

SHAD PROPERTIES

NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES OF THE SHAD PROPERTIES

December 31, 2017 and 2016

4.    SELECTED QUARTERLY DATA (UNAUDITED)

Selected quarterly data of the Company for the interim periods are as follows (in thousands):

	Unaudited		Unaudited		Unaudited
	For the Three Months		For the Three Months		For the Six Months
	Ended March 31,		Ended June 30,		Ended June 30,
	2018	2017	2018	2017	2018	2017
Sales Volumes (in thousands):
Crude	113	—	216	—	329	—
Gas	24	—	101	—	125	—
Natural gas liquids	6	—	26	—	32	—
BOE	123	—	259	—	382	—

Average Price:
Crude	$62.22	$—	$61.92	$—	$62.02	$—
Gas	$2.25	$—	$1.79	$—	$1.88	$—
Natural gas liquids	$32.67	$—	$32.15	$—	$32.25	$—
BOE	$59.20	$—	$55.56	$—	$56.73	$—

Oil and gas revenues:
Crude	7,031	—	13,374	—	20,405	—
Gas	54	—	181	—	235	—
Natural gas liquids	196	—	836	—	1,032	—
Total oil and gas revenues	7,281	—	14,391	—	21,672	—

Direct operating expenses:
Production taxes	340	—	682	—	1,022	—
Gathering and transportation	40	—	164	—	204	—
Lease operating expenses	2,415	—	3,736	—	6,151	—
Total direct operating expenses	2,795	—	4,582	—	7,377	—
Revenues in excess of expenses (Expenses in excess of revenues)	4,486	—	9,809	—	14,295	—

5.    SUBSEQUENT EVENTS

The Company has evaluated the potential subsequent events through the date of the auditor's report of these Statements, the date the Statements were available for issuance, and conclude that, there were no events or transactions occurring during this period that required recognition or disclosure in the Statements. Any events occurring after this date have not been factored into the Statements being presented.